EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

May 28, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO REPORTS FIRST QUARTER 2014 FINANCIAL RESULTS OF $1,344,316; $0.05 PER SHARE AND CASH FLOW FROM OPERATIONS OF $1,631,349; $0.05 PER SHARE

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; “Avino” or “the Company”) is pleased to report its financial results for the quarter ended March 31, 2014. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013 and associated management discussion and analysis ("MD&A") which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

“Avino is pleased to report another strong quarter of financial results. Our financial results are solid despite declining metal prices and the effect of new income tax reforms in Mexico introduced earlier this year,” stated Malcolm Davidson, CFO. “Our team has reduced costs and negotiated favorable terms for the sale of our concentrate which has helped significantly to earn an after tax profit of $1,344,316 or $0.05 per share.

Highlights of First Quarter 2014 (Compared to First Quarter 2013)

Financial

•	Revenues reported for the quarter were $5,774,127 compared to $3,490,004 in 2013, an increase of 65%
•	Income from mine operations was $2,840,002, an increase of $1,799,155 or 173%
•	General and administrative expenses were $1,317,534 compared to $1,151,907 in Q1 2013
•	Earnings before income taxes was $2,236,701 compared to $87,978 in Q1 2013
•	Earnings for the quarter were $1,344,316 an increase of $1,256,338 from Q1 2013
•	Earnings per share – basic $0.05 and diluted $0.04
•	Average realized prices per ounce of silver and gold were $20.15 and $1,299 respectively
•	Cash cost per AgEq ounce was $8.62 compared to $14.77 in Q1 2013
•	Consolidated all-in sustaining cash cost per AgEq ounce was $12.85 compared to $20.60 in Q1 2013

Operational

•	Silver production increased 46% to 232,401 oz*
•	Gold production increased 122% to 1,274 oz*
•	Silver equivalent production increased 60% to 312,000 oz**
•	Concentrate inventory available for sale at quarter-end was 118.053 dry metric tonnes
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* Production in both periods includes output from the San Gonzalo Mine (Circuit 1); there was no output from the Avino Mine stockpiles (Circuit 2) during Q1 2013 as the circuit was not operational.

** For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used.  Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

“I am proud to report that 2014 is shaping up to be a year of impressive growth for Avino. With a solid first quarter that featured record production and significant cost reduction now in the books, we are excited to see this trend continue and gain momentum as we work towards completing our expansion.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd

Conference Call

Avino will be holding a conference call on Thursday, May 29, 2014 at 9 am PST (12 pm EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call. Alternatively, participants can send questions via email to ir@avino.com on April 28th, following the release of the financial results

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's website within one hour following the conclusion of the call.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property.  We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations at San Gonzalo while managing operating costs and improving efficiencies;
2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;
3.	Implement plans to process the oxide tailings resource from previous milling operations (PEA issued in 2012);
4.	Continue to explore regional targets on the Property followed by other properties in our portfolio using new 3D modelling software.

Avino

Avino is a silver and gold producer operating the Avino property located in Durango, Mexico. The Company's mission is to become the next mid-tier silver producer through profitable organic growth at the Avino property. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.